SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                             (Amendment No. 6)

                           GREY ADVERTISING INC.
        ____________________________________________________________
                             (Name of Issuer)

                   Common stock, par value $1 per share
        Limited Duration Class B Common Stock, par value $1 per share
        ____________________________________________________________
                      (Title of Class and Securities)

                                397838 10 3
                                397838 20 2
        ____________________________________________________________
                  (CUSIP Number of Class of Securities)

                         Edward H. Meyer, Trustee
                             777 Third Avenue
                            New York, NY 10017
                              (212) 546-2000
        _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                Copy to:

                           Eric L. Cochran, Esq.
                   Skadden, Arps, Slate, Meagher & Flom
                             919 Third Avenue
                         New York, New York  10022
                              (212) 735-3000

                              January 5, 1995
        ____________________________________________________________
                      (Date of Event which Requires
                        Filing of this Statement)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the
         subject of this Statement because of Rule 13d-1(b)(3) or
         (4), check the following:               ( )

        Check the following box if a fee is being paid with this
        Statement:                               ( )



                               SCHEDULE 13D

   CUSIP No. 397838 10 3
             397838 20 2
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   Voting Trust established pursuant to the Voting Trust Agreement dated as of February 24, 1986, as amended and restated as of August 31, 1987 and March 21, 1994; Voting Trust established pursuant to the Voting Trust Agreement dated as of December 1, 1989.
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  (X)
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*

         N/A
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
   _______________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF
          SHARES                      Voting Trust established 1986:
       BENEFICIALLY
          OWNED BY                    181,092 shares of Common Stock
            EACH                      190,595 shares of Class B Stock
         REPORTING
           PERSON                     Voting Trust established 1989:
            WITH
                                      1,084 shares of Class B Stock
    _________________________________________________________________
                                   (8)  SHARED VOTING POWER

                                           None
                                    ___________________________________
                                   (9)  SOLE DISPOSITIVE POWER

                                           None
                                    ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                           None


   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Voting Trust established 1986:

         181,092 shares of Common Stock
         190,595 shares of Class B Stock

         Voting Trust established 1989:

         1,084 shares of Class B Stock

   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         Voting Trust established 1986:

         19.8% of Common Stock
         58.1% of Class B Stock

         Voting Trust established 1989:

         0.3% of Class B Stock
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*

         OO
   _________________________________________________________________


                                 SCHEDULE 13D

          Item 1.   SECURITY AND ISSUER

                    This Amendment No. 6 hereby amends and
          supplements the Statement on Schedule 13D, dated as of July 1, 1986, filed by Edward H. Meyer and Ronald A. Nicholson as Trustees, as amended by Amendments No. 1 through 5 to the Statement on Schedule 13D, respectively dated as of October 6, 1987, June 8, 1992, February 3, 1993, May 24, 1993 and May 21, 1994 and filed by Edward
          H. Meyer as Trustee.(1) These filings relate to the shares of Common Stock, par value $1 per share (the "Common Stock"), and the shares of Limited Duration Class B Common Stock, par value $1 per share (the "Class B Stock"), (the Common Stock and Class B Stock being hereinafter collectively referred to as the "Shares") of Grey Advertising Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 777 Third Avenue, New York, New York 10017.

          Item 2.   IDENTITY AND BACKGROUND

                    (a)-(c) This amendment is being filed by the Voting Trust established pursuant to the Voting Trust Agreement dated as of February 24, 1986, as amended and restated as of August 31, 1987 and again amended and restated as of March 21, 1994 (the "1994 Agreement") among the several Beneficiaries thereunder, the Company and Mr. Edward H. Meyer, as Voting Trustee (the "Voting Trustee") (the "Voting Trust"). In addition, this amendment is being filed by the Voting Trust established pursuant to the Voting Trust Agreement dated as of December 1, 1989 (the "1989 Agreement") among the several Beneficiaries thereunder, the Company and the Voting Trustee (the "1989 Voting Trust"). The Voting Trust and the 1989 Voting Trust are herein collectively referred to as the "Voting Trusts." The 1994 Agreement and the 1989 Agreement are herein collectively referred to as the "Agreements." The address of the Voting Trusts is c/o Mr. Edward H. Meyer, as Trustee, 777 Third Avenue, New York, New York 10017.

                    By virtue of his position as Voting Trustee, Mr. Meyer may be deemed a controlling person of the Voting Trusts and of the Shares deposited pursuant to the Agreements. Mr. Meyer in his individual capacity may also be deemed to be the beneficial owner of securities of the Company other than the Shares referred to herein. Reference is made to the Schedule 13D,and amendments thereto, filed by Mr. Meyer in his individual capacity for a description of such securities.

                    The residence or business address and present principal occupation of Mr. Meyer is as follows:

          ________________________
          1 Pursuant to Regulation S-T, Item 101(a)(2)(ii), this amendment restates the entire text of the Schedule
               13D and all subsequent amendments thereto, to the extent such information remains current.


                          Residence or
          Name            Business Address   Principal Occupation

          Edward H. Meyer 777 Third Avenue   Chairman of the
                          New York, NY       Board, Chief
                          10017              Executive Officer and
                                             President of the
                                             Company

                    (d) During the last five years, Mr. Meyer has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

                    (e) During the last five years, Mr. Meyer has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                    (f)  Mr. Meyer is a citizen of the United
          States.

          Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER
                    CONSIDERATION

                    The Shares subject to this statement were or have been agreed to be deposited into the Voting Trusts by the Beneficiaries (as hereinafter defined) of the Agreements without cash consideration.

          Item 4.   PURPOSE OF TRANSACTION

                    The Voting Trusts were created to help ensure the continuity and stability of the management, policies and client relationships of the Company which are essential to the business and prospects of the Company. Pursuant to the Agreements, certain key employees of the Company, including its executive officers and directors and certain members of their immediate families ("Beneficiaries"), have agreed to deposit all Shares held by them, as well as any Shares thereafter acquired (collectively "Trust Shares"), with the Voting Trustee. In determining how to cast votes with respect to the Trust Shares, the Trustee shall in the exercise of his discretion, in all cases (including any case in which there shall appear to be a conflict between the long- or short- term value of the Company's stock and the interest of the Company in maintaining the continuity and stability of the management, policies and client relationships of the Company) give principal consideration to maintaining the continuity and stability of the management, policies and client relationships of the Company.

                    Each share of Common Stock is entitled to cast one vote per share and each share of Class B Stock, voting together as a class with the Common Stock, is entitled to cast ten votes per share. Shares of Class B Stock are convertible at any time, on a share-for-share basis, into shares of Common Stock, and holders of Class B Stock may sell their shares by converting them into shares of Common Stock. Stockholders of the Company, including the Voting Trustee, who continue to hold their Class B Stock will, as other stockholders convert their Class B Stock in order to sell shares, realize an increase in their relative voting power. In addition, the Trust Shares, when aggregated with the other voting shares of the Company's capital stock as to which Mr. Meyer has or shares voting power, may be anticipated to concentrate the voting power of the Company in Mr. Meyer and could give him effective voting control of the Company. Reference is made to the Schedule 13D, and amendments thereto, filed by Mr. Meyer in his individual capacity for a description of such securities, as well as the special terms and designations of certain of such securities. For a more detailed description of the terms of the Common Stock and the Class B Stock, reference is made to the Company's Proxy Statement dated February 28, 1986, a copy of which is on file with the Securities and Exchange Commission.

                    Except as otherwise set forth herein, the Voting Trustee has no plans or proposals that relate to or would result in any of the actions described in Subparagraphs (a) through (j) of Item 4 of Schedule 13D.

          Item 5.   INTEREST IN SECURITIES OF THE ISSUER

                    (a)-(c) The aggregate number of Trust Shares held by the Voting Trust as of December 31, 1994 was 181,092 shares of Common Stock (approximately 19.8% of the shares of Common Stock outstanding) and 190,595 shares of Class B Stock (approximately 58.1% of the shares of Class B Stock outstanding) which collectively represents approximately 49.8% of the votes entitled to be cast at a meeting of stockholders of the Company.(2)

                    Mr. Meyer, by virtue of his position as Voting Trustee, may be deemed to have the power to vote the Trust Shares and may therefore be deemed, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act"), to own beneficially such Trust Shares.

                    As of December 31, 1994, each of the
          Beneficiaries set forth in the following table have deposited Shares in the Voting Trust equal to less than 1% of the total number of (i) shares of Common Stock,
          (ii) shares of Class B Stock and (iii) votes entitled to be cast at a meeting of stockholders of the Company.

          _____________________
          2 Based on 915,734 shares of Common Stock and 327,917 shares of Class B Stock outstanding as of December
               31, 1994.


               Name                              Address

          Nancy Bachrach                    777 Third Avenue
                                            New York, NY 10017

          James Bell                        777 Third Avenue
                                            New York, NY 10017

          Cindy Berenson                    7 Farmers Road
                                            Kings Point, NY 11024

          Robert C. Burruss                 777 Third Avenue
                                            New York, NY 10017

          Carolyn Carter                    777 Third Avenue
                                            New York, NY 10017

          Frank W. Clarke                   777 Third Avenue
                                            New York, NY 10017

          Steven W. Dammers                 777 Third Avenue
                                            New York, NY 10017

          A. W. Deval                       777 Third Avenue
                                            New York, NY 10017

          Daniel Feigin                     777 Third Avenue
                                            New York, NY 10017

          Michael Feigin                    777 Third Avenue
                                            New York, NY 10017

          Peter Feigin                      777 Third Avenue
                                            New York, NY 10017

          Steven G. Felsher                 777 Third Avenue
                                            New York, NY 10017

          Alan B. Fendrick                  777 Third Avenue
                                            New York, NY 10017

          Beverly R. Fendrick               30 Canterbury Road
                                            White Plains, NY 10607

          Sarah Fendrick                    777 Third Avenue
                                            New York, NY 10017

          Warren Fischer                    777 Third Avenue
                                            New York, NY 10017

          Jonathan E. Fox                   777 Third Avenue
                                            New York, NY 10017

          Georgene M. Frantz                571 Canoe Hill Road
                                            New Canaan, CT 06840

          John Alexander Gerster            777 Third Avenue
                                            New York, NY 10017

          Robert Giacomino                  777 Third Avenue
                                            New York, NY 10017

          Jerome Greenberg                  777 Third Avenue
                                            New York, NY 10017

          Carol Herman                      777 Third Avenue
                                            New York, NY 10017

          Robert L. Humphreys               3435 Wilshire Blvd.
                                            Los Angeles, CA 90010

          Richard Krain                     777 Third Avenue
                                            New York, NY 10017

          Neil Kreisberg                    777 Third Avenue
                                            New York, NY 10017

          Alan Kupchick                     6100 Wilshire Blvd.
                                            Los Angeles, CA 90048

          Kenneth Levy                      777 Third Avenue
                                            New York, NY 10017

          Bruce McRitchie                   777 Third Avenue
                                            New York, NY 10017

          James Morrissey                   777 Third Avenue
                                            New York, NY 10017

          Stephen Novick                    777 Third Avenue
                                            New York, NY 10017
          Anthony A. Pugliese               777 Third Avenue
                                            New York, NY 10017

          Robert A. Ravitz                  777 Third Avenue
                                            New York, NY 10017

          Herman Rosen                      777 Third Avenue
                                            New York, NY 10017

          Clifford Rosen                    14 Halley Drive
                                            Pomona, NY  10970

          Corey Rosen                       14 Halley Drive
                                            Pomona, NY  10970

          Robert Skollar                    777 Third Avenue
                                            New York, NY 10017

          C. Jeffrey Stein                  777 Third Avenue
                                            New York, NY 10017

          Miles J. Turpin                   777 Third Avenue
                                            New York, NY 10017

          Milton Weinstock                  1572 54th Street
                                            Brooklyn, NY  11219

          Elliot Weinstock                  1572 54th Street
                                            Brooklyn, NY  11219

          Steven Weinstock                  1572 54th Street
                                            Brooklyn, NY  11219

          George Wiedemann                  875 Third Avenue
                                            New York, NY  10017

          Casimir Wojciechowski             777 Third Avenue
                                            New York, NY  10017

          Shirley Young                     777 Third Avenue
                                            New York, NY  10017

          Jerry Zaret                       777 Third Avenue
                                            New York, NY  10017

                    As of December 31, 1994, each of the
          Beneficiaries set forth in the following table have deposited Shares in the Voting Trust equal to less than 1% of the total number of (i) shares of Common Stock and
          (ii) votes entitled to be cast at a meeting of stockholders of the Company; and between 1% and 2% of the total number of shares of Class B Stock.

               Name                              Address

          Jack Frantz                       777 Third Avenue
                                            New York, NY 10017

          Sandra R. Meyer                   580 Park Avenue
          as Trustee for the                New York, NY 10021
          benefit of Anthony
          E. Meyer under
          Agreement dated
          August 9, 1965

          Sandra R. Meyer                   580 Park Avenue
          as Trustee for the                New York, NY 10021
          benefit of Margaret
          A. Meyer under
          Agreement dated
          August 9, 1965

          Jordan Rosuck                     777  Third Avenue
                                            New York, NY 10017


                    As of December 31, 1994, (A) Robert Berenson, Barbara Feigin, Clark Montgomery and William Overend, each having the address 777 Third Avenue, New York, NY 10017, have deposited Shares in the Voting Trust equal to less than 1% of the total number of shares of Common Stock; and between 1% and 2% of the total number of (i) shares of Class B Stock and (ii) votes entitled to be cast at a meeting of stockholders of the Company; and (B) Edward H. Meyer, whose address is 777 Third Avenue, New York, NY 10017, has deposited Shares in the Voting Trust equal to (i) approximately 11.4% of the total number of shares of Common Stock, (ii) approximately 33.6% of the total number of shares of Class B Stock and (iii) approximately 28.7% of the total number of votes entitled to be cast at a meeting of stockholders of the Company.

                    Mr. Meyer disclaims beneficial ownership of 7,500 shares of Common Stock and 7,500 shares of Class B Stock held in trust for Mr. Meyer's children, and of 50,833 shares of Common Stock and 56,961 shares of Class B Stock (approximately 5.6% and 17.4%, respectively, of the outstanding Common Stock and Class B Stock) held in the Company's Employee Stock Ownership Plan (the "ESOP"), as to which Mr. Meyer exercises shared voting power by virtue of his membership on the committee charged with its administration.

                    In addition, the Beneficiaries have the right to acquire an aggregate of 18,534 shares of Common Stock at exercise prices between $93.00 and $141.50 through the exercise of outstanding options ("Options") within the sixty days following December 31, 1994. Pursuant to the terms of the 1994 Agreement, the Beneficiaries have severally agreed that upon exercise, such Shares would be transferred into the Voting Trust and held subject to the 1994 Agreement.

                    Mr. Meyer is also the beneficial owner of $3,025,000 principal amount of the Company's 8 1/2% Convertible Subordinated Debentures Due December 10, 1996 ("Debentures"). The Debentures are convertible at any time into one share of Common Stock and one share of Class B Stock for each $118.63 of principal amount (subject to adjustment for certain events).

                    Including the Shares issuable upon the exercise of the Options and the conversion of the Debentures, the Voting Trust may be deemed to beneficially own, pursuant to Rule 13d-3 under the Act, (i) 225,126 shares of Common Stock (approximately 23.5% of the shares of Common Stock outstanding, assuming such additional Shares were outstanding), (ii) 217,179 shares of Class B Stock (approximately 61.4% of the shares of Class B Stock outstanding, assuming such additional Shares were outstanding) and (iii) 2,396,916 votes entitled to be cast at a meeting of stockholders of the Company (approximately 53.3% of the votes entitled to be cast at a meeting of stockholders of the Company, assuming such additional Shares were outstanding). These numbers do not reflect any Shares held by various benefit plans of the Company of which Mr. Meyer is a member of the committees administrating such plans.

                    As of December 31, 1994, the sole Beneficiary of the 1989 Voting Trust, the estate of Robert Schoenfein, has Shares in the 1989 Voting Trust equal to less than 1% of the total number of (i) shares of Common Stock, (ii) shares of Class B Stock and (iii) votes entitled to be cast at a meeting of stockholders of the Company.

          Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                    ISSUER

                    The Voting Trustee has legal title to the Trust Shares and, except as set forth herein, is entitled to exercise all rights of every kind and nature (other than the right to sell, transfer, encumber, pledge or otherwise dispose of Trust Shares) incident to such title, including the right to vote in person or by proxy, with respect to all the Trust Shares, regarding any corporate action at any time submitted to holders of Trust Shares, or upon which such holders' action is or may be required or deemed advisable. Further, Trust Shares may not be withdrawn by the depositors thereof unless and until they sell such Trust Shares.

                    The Beneficiaries have severally agreed that any Shares or other shares of capital stock of the Company carrying the right to vote on corporate actions of the Company which they shall from time to time acquire (by any means including, without limitation, purchase, gift, devise, inheritance, distribution from any employee benefit plan or otherwise) shall promptly be transferred to the Voting Trustee and held subject to the Agreements.

                    The Beneficiaries have also severally agreed that if the Voting Trustee shall receive securities of any corporation (including the Company) carrying the right to vote on corporate actions of such corporation as dividend on, or as a distribution (by way of stock split, reclassification or otherwise) in respect of, Trust Shares, such stock dividend or distribution shall be subject to, and the Voting Trustee shall retain and hold the shares representing such dividend or distribution as Trust Shares subject to, the Agreements.

                    Under the Agreements, the Beneficiaries of the Voting Trust have severally agreed that the Company shall indemnify and hold harmless the Voting Trustees from and against any and all liabilities, costs, claims, suits and proceedings (including attorneys' fees and any other damages, penalties and settlement amounts) arising in connection with or otherwise relating to the performance of his duties as Voting Trustee of the Voting Trust (except for those liabilities, costs, claims, suits or proceedings arising primarily as a result of his willful misconduct for his personal gain); provided, however, that under the 1994 Agreement, the Company shall be obligated to provide indemnification to (i) a Voting Trustee (other than Mr. Meyer or any successor Voting Trustee appointed by Mr. Meyer) only if the actions taken by the Voting Trustee occurred when the Voting Trustee was an officer or director of the Company and (ii) Mr. Meyer or any successor Voting Trustee appointed by Mr. Meyer only if the actions taken by Mr. Meyer or such successor Voting Trustee occurred either when Mr. Meyer or the successor Voting Trustee was an officer or director of the Company or when Mr. Meyer and/or his immediate family and/or his estate owned in the aggregate more than 5% of the capital stock of the Company.

                    Pursuant to the terms of the Agreements, except for sales and transfers pursuant to the Company's Employee Stock Ownership Plan and Restricted Stock Plan, no Beneficiary may (i) until April 3, 1996, sell, transfer or dispose of all or any portion of the Class B Stock which forms part of the Trust Shares in which he or she holds a beneficial interest, convert any such shares of Class B Stock into Common Stock or withdraw any such shares of Class B Stock from the Voting Trusts, and (ii) following April 3, 1996 through the term of the Trust (as extended), sell, transfer or dispose of all or any portion of the Trust Shares in which he or she holds a beneficial interest or withdraw any Trust Shares from the Voting Trusts, during any of the following periods:

                    (a) From the announcement by any person other than the Company of a tender or exchange offer for shares of capital stock of the Company until 30 days following the termination of such offer;

                    (b)  From the time when it shall have been
               publicly disclosed, or the Company shall have learned, that any person or "group" (as defined in Section 13(d)(3) of the Act) (other than certain groups specified in the Agreements) shall have acquired, or proposed to acquire (whether or not any such proposed acquisition is conditioned on any future event), more than 20% (or, under the 1989 Agreement, 15%) of any class of the Company's outstanding capital stock until 30 days following the announcement that such person or "group" no longer owns, or has abandoned its intention to acquire, more than such percentage of such stock;

                    (c)  From the time that any new group (other
               than certain groups specified in the Agreements) shall be formed which beneficially owns or proposes to acquire (whether or not any such proposed acquisition is conditioned on any future event) more than 20% (or, under the 1989 Agreement, 15%) of the beneficial ownership of any class of the Company's capital stock until 30 days following the announcement that such group has been abandoned or no longer owns such percentage of such stock;

                    (d)  From

                         (i)  the commencement of (I) any contest
               for the election or removal, or increase or decrease in the number of directors of the Company or (II) any contest concerning the proposed approval by the Company's stockholders of any proposal for the merger, consolidation, other business combination or liquidation of the Company or (III) any contest concerning the approval by the Company's stockholders of any other matter deemed by the Trustee to be material to the continuity and stability of the management, policies and client relationships of the Company (regardless of whether such contest involves an annual or special meeting of stockholders of the Company or the solicitation of consents of such stockholders for use other than at such meeting) until

                         (ii)  30 days following the earlier of (I)
               the Company stockholder vote with respect thereto and (II) any other termination or abandonment of the contest.

                    The 1994 Agreement further provides that, notwithstanding any other provision of the Agreement, each Beneficiary shall not be restricted, at any time, from accepting an offer from the Company to sell or transfer to the Company all or any portion of the Trust Shares in which he or she holds a beneficial interest.

                    The Agreements shall continue in force until March 21, 2004, unless extended as allowed by law.

                    The 1994 Agreement provides that Mr. Meyer shall (subject to his right to resign as Trustee) remain in office as Trustee until the earliest of (i) his death,
          (ii) his permanent disability, (iii) the effectiveness of his appointment of a successor trustee and (iv) the expiration of (x) two years following the termination of his employment as chief executive officer of the Company for cause or (y) six years following the termination of his employment as chief executive officer of the Company for any other reason (the "Two/Six Year Date"). Mr. Meyer may, in his sole discretion, at any time before or after the Two/Six Year Date, designate a person or persons to serve as an additional Trustee or Trustees or to serve as successor Trustee or Trustees upon one or more conditions established by Meyer. Immediately following the Two/Six Year Date, the then chief executive officer of the Company shall automatically, ex officio, become a trustee if not already so serving, and he or she shall remain as a Trustee (subject to his right to resign as a Trustee) so long as he or she shall continue in office as the Company's chief executive officer.

                    The 1989 Agreement provides that Mr. Meyer shall (subject to his right to resign as Trustee) remain in office as Trustee until the earliest of (i) his death,
          (ii) his permanent disability and (iii) the expiration of two years following the termination of his employment as chief executive officer of the Company. Mr. Meyer may, in his sole discretion, at any time before or after the expiration of two years following the termination of his employment as chief executive officer of the Company designate a person or persons to serve as an additional Trustee or Trustees or to serve as successor Trustee or Trustees. Immediately following the expiration of two years following the termination of his employment as chief executive officer of the Company, the then chief executive officer of the Company shall automatically, ex officio, become a trustee if not already so serving, and he or she shall remain as a Trustee (subject to his right to resign as a Trustee) so long as he or she shall continue in office as the Company's chief executive officer.

                    Both Agreements provide that, at any time, a majority of the Trustees (or the sole Trustee if there is only one) in office may appoint one or more additional or successor Trustees. In the event of a deadlock, the decision of the Trustee longest in office shall govern.

                    At such time as Mr. Meyer shall cease for any reason to be a Trustee, if he shall not have appointed a successor Trustee, Mark N. Kaplan, provided he is then an officer or director of the Company, shall succeed Mr. Meyer as Trustee. At such time as Mark N. Kaplan shall cease for any reason to be a Trustee or if Mark N. Kaplan for any reason shall not succeed Mr. Meyer as Trustee,
          (i) the 1994 Agreement provides that the chief executive officer of the Company shall succeed as a Trustee, if Mr. Meyer shall not have appointed a successor Trustee; and
          (ii) the 1989 Agreement provides that Alan B. Fendrick, provided he is then an officer or director of the Company, shall succeed as a Trustee.

                    If at any time there shall be (i) no Voting
          Trustee in office and (ii) no other means of designating a successor Voting Trustee, then a single successor Voting Trustee shall be chosen by Beneficiaries holding a majority of beneficial interest in the Trust Shares.

          Item 7.   MATERIAL TO BE FILED AS EXHIBITS(3)

          Exhibit 1. Voting Trust Agreement, dated as of February 24, 1986, among the several Beneficiaries (as defined therein), Grey Advertising Inc. and Edward H. Meyer and
          Ronald A. Nicholson, as Voting Trustees.

          Exhibit 2. Amended and Restated Voting Trust Agreement, dated as of August 31, 1987, among the several
          Beneficiaries (as defined therein), Grey Advertising,
          Inc. and Edward H. Meyer, as Voting Trustee.

          Exhibit 3. Voting Trust Agreement, dated as of December 1, 1989, among the several Beneficiaries (as defined therein), Grey Advertising Inc. and Edward H. Meyer, as
          Voting Trustee.

          Exhibit 4.   1994 Amended and Restated Voting Trust
          Agreement, dated as of March 21, 1994, among the several Beneficiaries (as defined therein), Grey Advertising Inc. and Edward H. Meyer, as Trustee.

          _______________________
          3 Pursuant to Regulation S-T, Item 102(a) previously filed paper exhibits are not being restated in electronic format herewith.


                                  SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated: March 9, 1995

          VOTING TRUST established
          pursuant to the Voting Trust
          Agreement dated as of February
          24, 1986, as amended and
          restated as of August 31, 1987
          and again amended and restated
          as of March 21, 1994; and
          VOTING TRUST established
          pursuant to the Voting Trust
          Agreement dated as of December
          1, 1989

              /s/ Edward H. Meyer
          Edward H. Meyer, as Trustee


                              INDEX TO EXHIBITS

          Exhibit No.   Exhibit                           Sequentially
                                                          Numbered
                                                          Page

          1             Voting Trust Agreement, dated     N/A
                        as of February 24, 1986, among
                        the several Beneficiaries (as
                        defined therein), Grey
                        Advertising Inc. and Edward H.
                        Meyer and Ronald A. Nicholson,
                        as Voting Trustees.

          2             Amended and Restated Voting       N/A
                        Trust Agreement, dated as of
                        August 31, 1987, among the
                        several Beneficiaries (as
                        defined therein), Grey
                        Advertising, Inc. and Edward H.
                        Meyer, as Voting Trustee.

          3             Voting Trust Agreement, dated     N/A
                        as of December 1, 1989, among
                        the several Beneficiaries (as
                        defined therein), Grey
                        Advertising Inc. and Edward H.
                        Meyer, as Voting Trustee.

          4             1994 Amended and Restated         21
                        Voting Trust Agreement, dated
                        as of March 21, 1994, among the
                        several Beneficiaries (as
                        defined therein), Grey
                        Advertising Inc. and Edward H.
                        Meyer, as Trustee.